FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 8th    , 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles announces General Shareholders Meeting to be held on may 6th 2005,

and Proposed Resolutions to be discussed.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, April 8th 2005

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public a Relevant Fact, we hereby inform you that the Board of Directors of TELEFÓNICA MÓVILES, S.A. has agreed to call a General Shareholders Ordinary Meeting to be held at Madrid, on May 6, 2005 on first call, and in the event that it cannot be held on first notice, to be held on May 7, 2005 , on second call.

We attach to this official statement the Public Announce made public today as well as the Proposed Resolutions to be discussed in the General Shareholders Ordinary Meeting.

Hence, it is hereby requested that this statement be accepted on this day, April 8, 2005.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

In accordance with the resolution of the Board of Directors of “Telefónica Móviles, S.A.,” the shareholders are called to an Ordinary General Shareholders Meeting that will be held at Madrid, Palacio Municipal de Congresos de Madrid (Campo de las Naciones), Avda. de la Capital de España, Madrid, s/n on May, 6, 2005 at 12:00 P.M. on first call, and in the event that, for not having being met the required attendance quorum, it cannot be held on first notice, on May 7th, 2005, at 12.00 P.M., on the same place, on second call, for the purpose of deliberating upon and resolving the matters included in the following:

AGENDA

I.	Review and approval, if pertinent, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as approval of the proposal for allocation of the results of “Telefónica Móviles, S.A.” and approval of the management of its Board of Directors, all pertaining to Fiscal Year 2004.

II.	Shareholder’s remuneration: dividend payment against profits for the year 2004.

III.	Appointment of Directors.

IV.	Appointment the Company’s Auditor for years 2005 to 2007, both included.

V.	Authorization for the acquisition of its own shares, directly or through a Company in the Group.

VI.	Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

NOTARY’S INTERVENTION AT THE MEETING

The Board of Directors has decided to request the presence of a Notary to draw up the minutes of the Meeting, pursuant to the provisions of Article 114 of the Corporations Act with regard to Articles 101 and 103 of the Mercantile Registry Regulations.

RIGHT TO INFORMATION

In accordance with applicable legislation, it is hereby stated, that, as form the publication of the announcement of the calling, the shareholders have the right to examine and obtain at the Company’s corporate headquarters or request that it send them immediately and free of charge a the following documents:

•	The Individual Financial Statements of “Telefónica Móviles, S.A.” and the Consolidated Financial Statements of the Group of Companies of which “Telefónica Móviles, S.A. “ is the controlling corporation, and the proposal of allocations of results of “Telefónica Móviles, S.A.” all pertaining to Fiscal year 2004.

•	The Management Report of “Telefónica Móviles, S.A. “ and Consolidated Management Report of the Group of Companies of which “Telefónica Móviles, S.A. “ is the controlling corporation, all pertaining to Fiscal year 2004.

•	The Verification Reports of the Financial Statements of “Telefónica Móviles, S.A.” and of the Consolidated Financial Statements of its Group, pertaining to said Fiscal year, issued by the Accounts Auditor, “Deloitte & Touche España, S.L.”

•	The complete wording of the proposals of resolutions on the Agenda drafted by the Board of Directors for deliberations and, if pertinent, approval by the General Shareholders Meeting..

•	The Annual Corporate Governance Report, approved by the Board of Directors of “Telefónica Móviles, S.A.” on March 29th, 2005.

The aforementioned documents are accessible throughout the Company web site (www.telefonicamoviles.com).

In accordance with article 112.1 of the Corporations Act, until the seventh day prior to that foreseen for holding the General Shareholders Meeting, shareholders may request filling in the form included to this end in the company web page or addressing to the postal address of the company (Goya, nº 24, street, 6th floor, Madrid, Spain, Att. General Counsel), the informations and clarifications deemed appropriate, or make the answer deemed pertinent with regard to the issues concerning the Agenda, or concerning the information accessible to the public furnished by “Telefónica Móviles, S.A with the National Stock Exchange Commission from April 16th , 2004, date of the last General Meeting.

RIGHT OF ATTENDANCE AND REPRESENTATION.

The General Meeting may be attended by shareholders who own at least 25 shares registered in their name on the relevant registry of book entry, five days in advance of the date of holding same, as long as this is accredited by the relevant attendance card or nominative certificate issued by any of the entities participating in the body that manages that accounting registry or in any other way admitted by the laws in force.

All shareholders entitled to attend the General Meeting may be represented at it by another person, although not a shareholder. The representation must be granted either under the formula of delegation printed on the attendance card, or in any other legally admitted manner. The documents recording the delegations for the General Meeting shall show instructions concerning the sense of the vote, it being understood that, if no express instructions are given, the representative shall vote in favour of the proposals of resolutions presented by the Board of Directors on the matters included in the agenda, and in the sense he deems appropriate with regard to the issued that, not being recorded in the Agenda and thus being ignored at the time of the delegation, could be submitted for approval by the General Shareholders Meeting. If the delegation fail to indicate the person in which the shareholder delegated his representation, this will be considered to have been granted in favour of the Chairman of the Board of Directors or whom, if pertinent, acts, in his substitution, as Chairman of the meeting.

Shareholders who do not own the minimum number of shares required to attend may, in writing delegate their representation upon a shareholder with the right to attend the Meeting, as well as form groups with other shareholders in the same situation, until they gather the necessary shares, granting their representation to one of them.

HOLDING OF THE GENERAL SHAREHOLDERS MEETING ON FIRST CALL

Be advised that the General Meeting is expected to be held on first call, that is, on May 6h, at the place and time indicated above. Otherwise it will be publicly announced.

FOR ANY ADDITIONAL INFORMATION THEY MAY REQUIRE, THE SHAREHOLDERS MAY CONTACT THE TELEFÓNICA MÓVILES, S.A. SHAREHOLDER SERVICE DEPARTMENT, CALLING THE NUMBER 00 34 900 175 176 FROM 9 A.M. TO 7 P.M., MONDAY THROUGH FRIDAY (Spanish Time) EXCEPT NATIONAL HOLIDAYS.

Madrid, March 29, 2005

Mr. José María Mas Millet

The Secretary of the Board of Directors of Telefónica Móviles, S.A..

GENERAL ORDINARY SHAREHOLDERS MEETING

TELEFÓNICA MÓVILES, S.A.

Proposal of Resolutions

Madrid, May 6th, and 7th 2005

Proposal of Resolutions regarding Item I of the Agenda:

I) Review and approval, if pertinent, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as of the Proposal for Allocation of the Results of “Telefónica Móviles, S.A.” and of the management of its Board of Directors, all pertaining to Fiscal Year 2004.

1)	Approve the Financial Statements (Balance Sheet, Profit-and-Loss Statement and Notes to the Financial Statement) and the Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Companies, pertaining to Fiscal Year 2004 (closed on December 31 of said year) drafted by the Board of Directors in its meeting held on February 22nd, 2005, as well as of the corporate management carried out by the Board of Directors of “Telefónica Móviles, S.A.” during said Fiscal Year.

In the Individual Financial Statements, the Balance Sheet at December 31st, 2004 shows assets and liabilities for an amount of 15,905,217 thousand euros each of them and the Profit and Loss Statements at the end of the Fiscal year reflects a benefit of 854,379 thousand euros

In the Consolidated Financial Statements, the Balance Sheet at 31st, December 2004, shows assets and liabilities for an amount of 23,570,914 thousand euros each of them and Profit and Loss Statements at the end of the year reflects a benefit of 1,633,910 thousand euros

2)	Approve the following Proposal for Allocations of Results pertaining to Fiscal year 2004.

To allot the profits earned by Telefónica Móviles, S.A. during fiscal year 2004, amounting to 854,378,556.54 euros to:

•	835,796,322.93 euros, as a maximum, to payment of a dividend (amount to be distributed corresponding to a fix dividend of 0.193 euros/ share for each of all the 4,330,550,896 shares in which the share capital of the Company is divided)

•	The remaining profits, (18,582,233.61 euros as a minimum) to a Voluntary Reserve.

Proposal of Resolutions regarding Item II of the Agenda:

II) Shareholder’s remuneration: dividend payment against profits for the Fiscal year 2004.

Approve the payment of a cash dividend, with a charge to profits for the Fiscal year 2004, for a fix amount of 0.193 euros gross, to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment will be made on June 15th, 2005, through the entities participating in the securities and clearing institution “Iberclear”.

Over the gross amounts to be paid, the retentions requested by application legislation will be applied.

Proposed Resolutions regarding Item III of the Agenda:

III) Reelection, confirmation and appointment, if necessary, of Directors.

Approve the reelection as members of the Board of Directors of Telefónica Móviles S.A., of Mr. Javier Echenique Landiribar and Mr. José María Álvarez-Pallete López for a new term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

Proposal of Resolutions regarding Item IV of the Agenda.

IV) Appointment of the Company’s Auditor and of its Consolidated Group of Corporations, pursuant to article 42 of Commercial Code and article 204 of the Spanish Company Law

Appoint the firm “Ernst & Young, S.L.,” for an initial period of three years, as Accounts Auditor for the verification of the Financial Statements and Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Corporations, pertaining to Fiscal Years 2005, 2006 and 2007.

Proposal of Resolutions regarding Item V of the Agenda:

V) Authorization for the acquisition of its own shares, directly or through a Company in the Group.

A)	Authorize, pursuant to Articles 75 and following of current Corporations Act, the acquisition, at any time and as many times and deemed advisable, by Telefónica Móviles, S.A.-either directly, or through any of the affiliated corporations of which it is the controlling corporation of its own shares, through purchase-sale agreements or under any other legal onerous form.

The minimum price or consideration for acquisition shall be equivalent to the par value of its own shares that are being acquired, and the maximum price or consideration shall be equivalent to the quoted value of the own shares acquired on an official secondary market at the time of acquisition

Said authorization shall be granted for a period of 18 months reckoned as of the date that the present Meeting is held, and it is expressly subject to the restriction that the par value of the own shares acquired in the exercise of this authorization, together with the par value of those already possessed by “Telefónica Móviles, S.A.” and any of the affiliated corporations controlled by it, may not at any time exceed 5% of its capital stock at the time of acquisition. Furthermore, the restrictions stipulated for share buybacks by the regulatory authorities of the markets where “Telefónica Móviles, S.A.” shares are traded must be observed.

It is expressly stated for the record that the authorization granted to acquire own shares may be used in full or in part for the acquisition of shares of “Telefónica Móviles, S.A.”, which the latter must deliver or transfer to directors or to employees of the company or of corporations within the Group, directly or as a result of the exercise of stock options by the latter, all within the framework of compensation systems benchmarked to the quoted value of the Company’s shares as approved in due form.

B)	Empower the Board of Directors in the widest terms to exercise the authorization that is the subject of this resolution and to carry out the rest of the provisions contained herein, with said powers being delegable by the Board of Directors upon the Delegated Committee, the Executive Chairman of the Board of Directors or on any other person that the Board of Directors expressly empowers for this purpose.

C)	Void, to the extent that it has not been executed, the resolution adopted in this regard by the Ordinary General Shareholders Meeting of the corporation held on April 16st, 2004, regarding Item IV of the Agenda thereof.

Proposal of Resolutions regarding Item VI of the Agenda:

VI) Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

To severally and jointly empower the Executive Chairman of the Board of Directors, the Secretary-Director of the Board of Directors, and the Vice-secretary non Director of the Board of Directors, in order for any of them to formalize and execute the preceding resolutions, being able for said purpose to execute the public or private instruments that may be necessary or convenient (including those for interpretation, clarification, rectification of errors or curing of defects) for their most exact compliance and for the recording thereof, insofar as mandatory, in the Mercantile Registry or in any other Public Registry.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: April 8th, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel